--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              General Bearing Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    369147103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                John Stein, Esq.
                                 44 High Street
                           West Nyack, New York 10994
                                 (914) 358-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 7, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 369147103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

      June H. Geneen, Executor
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,230,796 Shares *
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,230,796 Shares *
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,230,796 Shares *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.6% *
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,230,796 and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares available of 4,111,050 as of the date of this filing. Of the 3,230,796 shares of Common Stock deemed to be beneficially owned by the group, 615,284 shares are held by June H. Geneen, Phil E. Gilbert, Jr. and the United States Trust Company of New York, as executors for the Estate of Harold S. Geneen.

                                  SCHEDULE 13D

CUSIP No. 369147103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

      Phil E. Gilbert, Jr., Executor
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,230,796 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,230,796 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,230,796 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.6%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,230,796 and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares available of 4,111,050 as of the date of this filing. Of the 3,230,796 shares of Common Stock deemed to be beneficially owned by the group, 615,284 shares are held by June H. Geneen, Phil E. Gilbert, Jr. and the United States Trust Company of New York, as executors for the Estate of Harold S. Geneen.

                                  SCHEDULE 13D

CUSIP No. 369147103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      United States Trust Company of New York, Executor  13-381-8954
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,230,796 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,230,796 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,230,796 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.6% *
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,230,796 and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares available of 4,111,050 as of the date of this filing. Of the 3,230,796 shares of Common Stock deemed to be beneficially owned by the group, 615,284 shares are held by June H. Geneen, Phil E. Gilbert, Jr. and the United States Trust Company of New York, as executors for the Estate of Harold S. Geneen.

                                  SCHEDULE 13D

CUSIP No. 369147103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

      Robert Baruc
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,230,796 Shares *
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,230,796 Shares *
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,230,796 Shares *
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.6% *
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,230,796 and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares available of 4,111,050 as of the date of this filing. Of the 3,230,796 shares of Common Stock deemed to be beneficially owned by the group, 21,632 shares (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Robert Baruc.

                                  SCHEDULE 13D

CUSIP No. 369147103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

      Amy Gussack
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,230,796 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,230,796 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,230,796 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.6% *
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,230,796 and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares available of 4,111,050 as of the date of this filing. Of the 3,230,796 shares of Common Stock deemed to be beneficially owned by the group, 358,890 shares are held by Amy Gussack.

                                  SCHEDULE 13D

CUSIP No. 369147103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

      David L. Gussack
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,230,796 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,230,796 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,230,796 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.6%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,230,796 and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares available of 4,111,050 as of the date of this filing. Of the 3,230,796 shares of Common Stock deemed to be beneficially owned by the group, 630,290 shares (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by David L. Gussack.

                                  SCHEDULE 13D

CUSIP No. 369147103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

      Faith Gussack
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,230,796 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,230,796 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,230,796 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.6% *
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,230,796 and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares available of 4,111,050 as of the date of this filing. Of the 3,230,796 shares of Common Stock deemed to be beneficially owned by the group, 300,964 shares are held by Faith Gussack.

                                  SCHEDULE 13D

CUSIP No. 369147103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

      Lisa Gussack
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,230,796 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,230,796 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,230,796 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.6% *
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,230,796 and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares available of 4,111,050 as of the date of this filing. Of the 3,230,796 shares of Common Stock deemed to be beneficially owned by the group, 146,643 shares are held by Lisa Gussack.

                                  SCHEDULE 13D

CUSIP No. 369147103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

      Nina Gussack
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,230,796 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,230,796 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,230,796 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.6% *
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,230,796 and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares available of 4,111,050 as of the date of this filing. Of the 3,230,796 shares of Common Stock deemed to be beneficially owned by the group, 578,990 shares (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Nina Gussack.

                                  SCHEDULE 13D

CUSIP No. 369147103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

      Seymour Gussack
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,230,796 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,230,796 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,230,796 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.6%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,230,796 and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares available of 4,111,050 as of the date of this filing. Of the 3,230,796 shares of Common Stock deemed to be beneficially owned by the group, 408,532 shares (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Seymour Gussack.

                                  SCHEDULE 13D

CUSIP No. 369147103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

      Wendy Gussack
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,230,796 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,230,796 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,230,796 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.6% *
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,230,796 and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares available of 4,111,050 as of the date of this filing. Of the 3,230,796 shares of Common Stock deemed to be beneficially owned by the group, 11,280 shares are held by Wendy Gussack.

                                  SCHEDULE 13D

CUSIP No. 369147103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

      Joseph J.C. Hoo
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,230,796 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,230,796 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,230,796 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.6% *
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,230,796 and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares available of 4,111,050 as of the date of this filing. Of the 3,230,796 shares of Common Stock deemed to be beneficially owned by the group, 63,579 shares are held by Joseph J.C. Hoo.

                                  SCHEDULE 13D

CUSIP No. 369147103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

      Kermit Moyer
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,230,796 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,230,796 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,230,796 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.6% *
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,230,796 and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares available of 4,111,050 as of the date of this filing. Of the 3,230,796 shares of Common Stock deemed to be beneficially owned by the group, 11,280 shares are held by Kermit Moyer.

                                  SCHEDULE 13D

CUSIP No. 369147103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

      Allan Septimus
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,230,796 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,230,796 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,230,796 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.6% *
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,230,796 and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares available of 4,111,050 as of the date of this filing. Of the 3,230,796 shares of Common Stock deemed to be beneficially owned by the group, 7,178 shares are held by Allan Septimus.

                                  SCHEDULE 13D

CUSIP No. 369147103
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

      Allan Stein
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,230,796 Shares*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,230,796 Shares*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,230,796 Shares*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.6% *
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Based on the transaction described in Item 4(ii) of this filing, all reporting persons are deemed to be acting as a group pursuant to Rule 13d-5(b)(1) for the purposes of this filing. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group only for purposes of
Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,230,796 and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares available of 4,111,050 as of the date of this filing. Of the 3,230,796 shares of Common Stock deemed to be beneficially owned by the group, 12,280 shares are held by Allan Stein.

                             SCHEDULE 13D STATEMENT

Item 1.     SECURITY AND ISSUER.

            The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share ("Common Stock"), of General Bearing Corporation, a Delaware corporation ("General Bearing"), whose principal executive offices are located at 44 High Street, West Nyack, New York 10994.

Item 2.     IDENTITY AND BACKGROUND.

            Item 2(d): no reporting person has been convicted in a criminal proceeding during the last five years.

            Item 2(e): no reporting person has been a party to a civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Item 2(f): all reporting persons are citizens of the United States of America.

            The information required for (a) through (c) for each reporting person is as follows:

            (a)   June H. Geneen
            (b)   740 Jockey Hill Road, Lisbon, NH 03585
            (c)   Not applicable

            (a)   Phil E. Gilbert, Jr.
            (b) & (c) Attorney at Gilbert Segall & Young, 430 Park Avenue, New
                      York, NY 10022

            (a)   United States Trust Company of New York
            (b) & (c) State chartered bank and trust company located at 114 West
                      47th Street, New York, NY 10036

            (a)   Robert Baruc
            (b) & (c) President of A-Pix Entertainment, Inc., 200 Madison
                      Avenue, 24th Floor, New York, NY 10016

            (a)   Amy Gussack
            (b) & (c) Employed by O-Positive, 316 East Diamond Avenue, Suite
                      203, Gaithersburg, MD 20877

            (a)   David L. Gussack
            (b) & (c) President of General Bearing Corp., 44 High Street, West
                      Nyack, NY 10994

            (a)   Faith Gussack
            (b)   Home address: 66 Emery Drive, Stamford, CT 06902

            (c)   Not applicable

            (a)   Lisa Gussack
            (b)   Home address:16 Avondale Road, White Plains, NY 10605
            (c)   Not applicable


            (a)   Nina Gussack
            (b) & (c) Attorney at Pepper Hamilton LLP, 3000 Two Logan Square,
                      18th & Arch Streets, Philadelphia, PA 19103.


            (a)   Seymour Gussack
            (b) & (c) Chairman of the Board of Directors of General Bearing
                      Corp., 44 High Street, West Nyack, NY 10994

            (a)   Wendy Gussack
            (b)   Home address: 13 Hemlock Hollow Road, Armonk, NY 10504
            (c)   Not applicable

            (a)   Joseph J.C. Hoo
            (b) & (c) Vice President - Advanced Technology and China Affairs of
                      General Bearing Corp., 44 High Street, West Nyack, NY
                      10994

            (a)   Kermit Moyer
            (b) & (c) Professor at American University, Massachusetts & Nebraska
                      Avenues, Washington D.C. 20016

            (a)   Allan Septimus
            (b) & (c) Employed in Special Situations Division of Oscar Gruss &
                      Son, 74 Broad Street, New York, NY 10004

            (a)   Allan Stein
            (b) & (c) Professor at Rutgers Law School, 217 N. 5th Street,
                      Camden, NJ 08102

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to the merger transaction described in Item 4, the reporting persons acquired shares of General Bearing Common Stock upon the conversion of their shares of World Machinery Company common stock.

Item 4.     PURPOSE OF TRANSACTION.

            (i) The reporting persons acquired shares of General Bearing Common Stock as a result of the merger on July 7, 2000 of Fisco Industries Ltd., a New York corporation and wholly-owned subsidiary of General Bearing, and World Machinery Company, a Delaware corporation, pursuant to an Agreement and Plan of Merger dated June 30, 2000 between Fisco Industries, World Machinery and General Bearing. Pursuant to the merger, General Bearing acquired World

                  Machinery, which, prior to the acquisition, owned 74.8% of the outstanding Common Stock of General Bearing. Prior to the merger, World Machinery was principally owned by members of General Bearing's Board of Directors and senior management, including Seymour Gussack, Chairman of the Board of General Bearing, David Gussack, General Bearing's President, and Nina Gussack, a director of General Bearing, and certain of their family members. Pursuant to the acquisition, World Machinery became a wholly-owned subsidiary of General Bearing.

                  As a result of the acquisition, the shares of World Machinery common stock held by the former World Machinery stockholders were converted into shares of General Bearing Common Stock. Under the terms of the merger, each share of common stock of World Machinery was converted into 1,025.4735 shares of General Bearing Common Stock. An aggregate of 3,140,000 shares of General Bearing Common Stock were issued in the merger to the former World Machinery stockholders, as consideration for
                  (A) the 2,950,000 shares of General Bearing stock held by World Machinery, plus (B) the remaining assets of World Machinery.

                  Each reporting person was a stockholder of World Machinery prior to the merger.

            (ii) On July 11, 2000, the reporting persons, acting as a group, submitted an offer to acquire the publicly-held shares of General Bearing Common Stock for $6.50 per share payable in cash. A special committee of independent directors of General Bearing has been formed to evaluate the offer. The offer contains several conditions for the consummation of the merger including the reporting persons' ability to secure financing for the transaction. If the transaction contemplated by the offer is consummated, then the Common Stock of General Bearing will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 and will cease to be quoted on the NASDAQ - Small Cap Market.

Item 5(a).  AGGREGATE NUMBER AND PERCENTAGE OF COMMON STOCK.

            For purposes of this filing, all reporting persons are acting as a group pursuant to Rule 13d-5(b)(1) in connection with the offer submitted to General Bearing to acquire the publicly held shares of General Bearing Common Stock. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group for purposes of Section 13(d) of the Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,230,796, and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares outstanding of 4,111,050 as of the date of this filing.

Item 5(b).  NUMBER OF SHARES AS TO WHICH PERSON HAS VOTING AND DISPOSITIVE
            POWER.

            Because the reporting persons are members of a group, as described in Item 5(a), each member is deemed to share the power to vote or direct the vote, and the power to dispose or direct the disposition, of all shares of Common Stock held by the other members of the group, for purposes of this filing. As such, each reporting person is deemed to be the beneficial owner of an aggregate of 3,230,796 shares of Common Stock.

            The following information is provided to clarify that the 3,230,796 shares of Common Stock deemed to be beneficially owned by the reporting persons, though aggregated for the purposes of this group filing, is actually held individually in the name of each reporting person, except where indicated:

            615,284 shares of Common Stock are held by June H. Geneen, Phil E. Gilbert, Jr. and the United States Trust Company of New York, as executors for the Estate of Harold S. Geneen.

            63,579 shares of Common Stock are held by Joseph J.C. Hoo.

            408,532 shares of Common Stock (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Seymour Gussack. In addition, Seymour Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Gussack Realty Company, a New York general partnership ("Realty Company"), of which Seymour Gussack is a general partner.

            300,464 shares of Common Stock are held by Faith Gussack and 21,132 shares of Common Stock (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Robert Baruc. Faith Gussack and Robert Baruc are married and hold 500 shares of Common Stock jointly. Faith Gussack and Robert Baruc are the parents of Siri Baruc, Jonathan Baruc and Rebecca Baruc. 7,178 shares of Common Stock are held in the name of Jonathan Baruc. 7,178 shares of Common Stock are held in the name of Rebecca Baruc. 3,076 shares of Common Stock are held in the name of Siri Baruc. All three children are under the age of 18 and live with their parents. In addition, Faith Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Realty Company, of which Faith Gussack is a general partner.

            358,890 shares of Common Stock are held by Amy Gussack and 11,280 shares of Common Stock are held by Kermit Moyer. Amy Gussack and Kermit Moyer are married. In addition, Amy Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Realty Company, of which Amy Gussack is a general partner.

            146,643 shares of Common Stock are held by Lisa Gussack and 7,178 shares of Common Stock are held by Allan Septimus. Lisa Gussack and Allan Septimus are married and the parents of Adam Bellin and Sophie Rose Bellin. 15,382 shares of Common Stock are held in the name of Adam Bellin. 7,178 shares of Common Stock are held in the name of Sophie Rose Bellin. Both children are under the age of 18 and live with their parents. In addition, Lisa Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Realty Company, of which Lisa Gussack is a general partner.

            578,990 shares of Common Stock (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by Nina Gussack and 12,280 shares of Common Stock are held by Allan Stein. Nina Gussack and Allan Stein are married and the parents of Benjamin Stein and Daniel Stein. 3,076 shares of Common Stock are held in the name of Benjamin Stein. 3,076 shares of Common Stock are held in the name of Daniel Stein. Both children are under the age of 18 and live with their parents. In addition, Nina Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Realty Company, of which Nina Gussack is a general partner.

            630,290 shares of Common Stock (including shares purchasable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this filing) are held by David Gussack and 11,280 shares of Common Stock are held by Wendy Gussack. David Gussack and Wendy Gussack are married. Wendy Gussack is the parent of, and David Gussack is the step-parent of, Linda M. Herrera and Jessica L. Corsino. David Gussack and Wendy Gussack are also the parents of Natasha Eve Gussack. 3,076 shares of Common Stock are held in the name of Linda M. Herrera. 3,076 shares of Common Stock are held in the name of Jessica L. Corsino. 7,178 shares of Common Stock are held in the name of Natasha Eve Gussack. All children are under the age of 18 and live with their parents/step-parents. In addition, David Gussack may be deemed to be the beneficial owner of the 5,000 shares of Common Stock held by Realty Company, of which David Gussack is a general partner.

Item 5(c).  TRANSACTIONS

            Other than the transactions described in Item 4, the reporting persons have not effected any transactions in General Bearing Common Stock during the past 60 days.

Item 5(d).  OTHER PERSONS HAVING RIGHTS TO PROCEEDS RELATED TO SECURITIES

            No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the General Bearing Common Stock beneficially owned by each reporting person.

Item 5(e). DATE ON WHICH REPORTING PERSONS CEASED TO BE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES

            Not Applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            For purposes of this filing, all reporting persons are acting as a group pursuant to Rule 13d-5(b)(1) in that they are acting together for the purposes of acquiring equity securities of General Bearing in relation to the transactions described in detail in Item 4(ii). Other than this relationship, the reporting persons have not entered into any contracts, arrangements, understandings or relationships with respect to any securities of General Bearing.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            (a)   Joint filing agreement
            (b) Merger Agreement of June 30, 2000 (incorporated by reference to Exhibit 2.1 of General Bearing Corp.'s Form 8-K filed on July 24, 2000)

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 09-18-00                              Date: 08-04-00

      /s/ June H. Geneen                          /s/ Nina Gussack
-----------------------------------         -----------------------------------
June H. Geneen*                             Nina Gussack


Date: 08-25-00                              Date: 08-03-00
      /s/ Phil E. Gilbert, Jr.                    /s/ Seymour Gussack
-----------------------------------         -----------------------------------
Phil E. Gilbert, Jr.*                       Seymour Gussack


UNITED STATES TRUST COMPANY                 Date: 08-03-00
OF NEW YORK*                                      /s/ Wendy Gussack
Date: 08-25-00                              -----------------------------------
      /s/ Steven S. Kirkpatrick             Wendy Gussack
-----------------------------------
By: Steven S. Kirkpatrick
                                            Date: 08-08-00
                                                  /s/ Joseph J.C. Hoo
Date: 08-03-00                              -----------------------------------
      /s/ Robert Baruc                      Joseph J.C. Hoo
-----------------------------------
Robert Baruc
                                            Date: 08-03-00
                                                  /s/ Kermit Moyer
Date: 08-03-00                              -----------------------------------
      /s/ Amy Gussack                       Kermit Moyer
-----------------------------------
Amy Gussack
                                            Date: 08-03-00
                                                  /s/ Allan Septimus
Date: 08-03-00                              -----------------------------------
      /s/ David L. Gussack                  Allan Septimus
-----------------------------------
David L. Gussack
                                            Date: 08-04-00
                                                  /s/ Allan Stein
Date: 08-03-00                              -----------------------------------
      /s/ Faith Gussack                     Allan Stein
-----------------------------------
Faith Gussack

Date: 08-03-00
      /s/ Lisa Gussack
-----------------------------------
Lisa Gussack

*As executors for the Estate of Harold S. Geneen